Exhibit 99.1

Final Winter Assays Confirm High Grade Uranium Mineralization in Step-Out Drilling at Arrow

VANCOUVER, July 25, 2017 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE,NYSEMKT:NXE) is pleased to report final assay results for  the winter 2017 drilling program at our 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

A3 Shear Expansion Drilling

Step-out hole AR-17-136c2 which intersected a new area of semi-massive to massive pitchblende mineralization in the A3 shear has returned high grade assays.   This high grade uranium mineralization was intersected 40 m outside the current resource, and 70 m outside the current A3 High Grade Domain.

•	Step-out hole AR-17-136c2 (170 m northeast and up-dip from AR-15-57c2) intersected 13.5 m at 9.58% U3O8 (446.5 to 460.0 m) including 5.0 m at 23.49% U3O8 (451.0 to 456.0 m).

Southwest Gap Area

First pass drill testing of the Southwest Gap intersected numerous lenses of high grade uranium mineralization that has connected the 180 m Southwest area with the Arrow Deposit. The Southwest Gap represents a material resource expansion opportunity as it was not included in the March 2017 updated mineral resource estimate.

•	Step-out hole AR-17-131c3 (80 m northeast and down-dip from AR-15-97) intersected 21.5 m at 2.51% U3O8 (646.0 to 667.5 m) including 7.0 m at 4.68% U3O8 (649.5 to 656.0 m).
•	Step-out hole AR-17-131c4 (120 m northeast and down-dip from AR-15-97) intersected 22.5 m at 1.67% U3O8 (805.5 to 828.0 m).
•	Step-out hole AR-17-143c1 (100 m northeast and up-dip from AR-15-97) intersected 15.5 m at 1.09% U3O8 (663.0 to 678.5 m).

Southeast of Arrow Drilling

Highly anomalous uranium values have been intersected in the first two holes to test an Arrow-parallel structure 300 m southeast of the Arrow Deposit. Importantly, this mineralization is located on a completely separate conductor than the one that hosts the Arrow Deposit and it is the first time uranium mineralization has been encountered on this conductor.  Both holes were targeting a large 3D resistivity anomaly with a similar size and intensity as the large 3D anomaly that is associated with Arrow.  Hole RK-17-118w1, which intersected a narrow zone of visible pitchblende mineralization returned 0.25 m at 0.09% U3O8-. Follow-up drilling in this newly identified and highly prospective area has been prioritized and is currently underway.

Arrow, Activities & Financial

•	A seven-rig summer development program consisting of a minimum of 25,000 m of drilling and multiple pre-feasibility staged technical studies is underway.
•	A maiden Preliminary Economic Assessment is imminently scheduled.
•	The Company has cash on hand of approximately $200 million (see News Release dated July 21, 2017).

Longitudinal sections and maps showing drill hole locations are shown in Figures 1 to 4.  Tables 1 and 2 show complete assay results for holes included herein.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: "This last batch of drill hole assays from the winter 2017 program have confirmed previously released radioactivity results with strong grades over wide intervals, which will add to the existing Mineral Resource Estimate which was only based on drilling up to the end of 2016.  The Arrow Deposit remains open in most directions with significant potential for both Inferred growth as well as rapid conversion to Indicated."

Leigh Curyer, Chief Executive Officer, commented: "These final winter 2017 assays confirm Arrow is still wide open for material expansion within and outside the current area of mineralization.   The maiden PEA is due imminently which will not include any of the results from winter or summer 2017 drilling. With closing the CEF financing, NexGen is in a very strong position to optimize Arrow and deliver it as a leading resource project."

Table 1: Arrow Deposit Assay Results

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (wt%)
AR-17-122	147	-70	381.50	96.10	224.00	227.00	3.00	0.01
					235.50	253.00	17.50	0.10
					240.50	246.00	5.50	0.25
AR-17-123c1	147	-70	906.50	101.50	671.00	675.50	4.50	0.05
					685.00	688.50	3.50	0.02
					708.00	708.50	0.50	0.13
					725.00	727.50	2.50	0.07
					730.50	733.50	3.00	0.09
					830.00	831.00	1.00	0.24
AR-17-123c2	147	-70	864.50	101.50	650.00	658.00	8.00	0.10
					668.50	670.00	1.50	1.91
					675.00	676.00	1.00	0.25
					680.50	684.00	3.50	0.21
					687.00	688.00	1.00	0.41
					707.00	720.50	13.50	0.35
					725.50	742.00	16.50	0.32
					753.50	754.00	0.50	0.13
					760.50	765.50	5.00	0.02
					778.00	779.50	1.50	0.02
					784.50	791.00	6.50	0.16
					824.50	825.00	0.50	0.01
					833.00	835.00	2.00	0.06
					837.50	838.00	0.50	0.01
					843.50	844.50	1.00	0.06
					847.50	852.00	4.50	0.05
AR-17-123c3	147	-70	984.50	101.50	648.00	651.00	3.00	0.01
					653.50	654.50	1.00	1.79
					657.00	662.00	5.00	0.14
					665.00	671.00	6.00	0.36
					680.50	683.00	2.50	0.07
					686.50	688.50	2.00	0.04
					694.00	761.00	67.00	0.17
				incl.	699.00	714.00	15.00	0.38
					783.00	784.00	1.00	0.09
					794.00	797.50	3.50	0.02
					803.50	804.00	0.50	0.03
					816.00	818.00	2.00	0.04
					836.00	838.50	2.50	0.03
					848.00	848.50	0.50	0.07
					881.50	884.50	3.00	0.09
					944.00	945.50	1.50	0.02
AR-17-123c4	147	-70	864.50	101.50	660.00	667.50	7.50	0.16
					672.50	680.50	8.00	0.70
					683.50	707.50	24.00	0.42
					710.50	737.50	27.00	0.36
					740.50	754.50	14.00	0.76
					757.50	760.00	2.50	0.25
					790.00	790.50	0.50	0.02
					829.00	829.50	0.50	0.19
					842.50	843.00	0.50	0.03
AR-17-124	147	-70	411.00	93.40	No Significant Intersections
AR-17-125	327	-70	417.00	N/A	232.50	249.00	16.50	0.23
					246.50	249.00	2.50	0.98
AR-17-128	327	-70	357.00	N/A	194.00	200.00	6.00	0.43
				incl.	195.50	198.00	2.50	1.00
					213.00	218.00	5.00	0.65
				incl.	215.00	217.50	2.50	1.27
AR-17-129c1	327	-70	1074.50	N/A	670.00	671.00	1.00	1.65
					763.50	773.00	9.50	0.39
					779.00	783.00	4.00	0.88
					791.00	794.50	3.50	0.98
					801.50	808.50	7.00	1.15
					801.50	802.00	0.50	13.10
					812.00	814.50	2.50	0.21
					819.50	823.50	4.00	0.10
					831.50	833.50	2.00	0.04
					838.50	840.00	1.50	0.01
					845.00	847.50	2.50	0.02
					851.00	853.50	2.50	0.02
					894.50	896.00	1.50	2.18
					899.00	905.50	6.50	1.37
				incl.	899.00	901.00	2.00	4.18
					913.50	923.50	10.00	0.48
					939.50	940.00	0.50	0.02
					982.00	982.50	0.50	0.07
					987.50	999.50	12.00	0.07
					1005.50	1007.00	1.50	0.02
AR-17-129c2	327	-70	1002.50	N/A	603.50	604.00	0.50	0.04
					641.00	642.00	1.00	0.08
					653.00	657.00	4.00	0.48
					664.50	667.00	2.50	0.20
					671.50	672.00	0.50	0.20
					691.00	693.50	2.50	0.19
					698.50	702.00	3.50	2.19
					720.00	721.50	1.50	0.22
					726.50	727.50	1.00	0.02
					757.50	758.50	1.00	6.39
					780.00	799.00	19.00	0.05
					805.00	812.00	7.00	0.05
					822.50	824.00	1.50	0.03
					831.00	832.00	1.00	0.13
					850.50	867.50	17.00	0.16
					873.00	876.50	3.50	0.34
					893.00	894.00	1.00	0.21
					977.00	977.50	0.50	0.06
					984.50	985.50	1.00	0.18
					994.50	995.50	1.00	0.12
AR-17-129c3	327	-70	981.50	N/A	693.50	694.00	0.50	0.02
					796.50	797.00	0.50	0.05
					807.50	808.00	0.50	0.19
					811.00	812.00	1.00	1.15
					815.50	817.50	2.00	0.81
					825.00	838.00	13.00	0.65
					841.50	844.00	2.50	0.04
					848.00	848.50	0.50	0.02
					852.00	854.50	2.50	0.07
					862.00	864.00	2.00	0.02
					872.50	873.00	0.50	0.07
					875.50	880.50	5.00	0.10
					897.50	898.00	0.50	0.12
					917.50	918.50	1.00	0.15
					929.00	941.50	12.50	1.08
					952.50	953.00	0.50	0.16
AR-17-129c4	327	-70	1023.50	N/A	611.50	613.00	1.50	0.48
					651.00	651.50	0.50	2.84
					654.50	655.00	0.50	0.98
					689.00	690.00	1.00	2.26
					742.00	744.00	2.00	0.19
					766.00	768.00	2.00	1.86
					775.50	776.00	0.50	0.01
					781.00	787.00	6.00	0.04
					798.50	813.50	15.00	0.07
					826.00	827.50	1.50	0.03
					831.00	834.50	3.50	0.02
					839.00	839.50	0.50	0.04
					846.00	847.50	1.50	0.03
					851.50	853.00	1.50	0.03
					879.50	880.00	0.50	0.02
					884.00	887.00	3.00	0.02
					892.00	894.00	2.00	0.03
					914.50	916.50	2.00	0.14
					932.00	932.50	0.50	0.07
					952.00	952.50	0.50	0.17
					984.00	985.00	1.00	0.30
AR-17-130	327	-70	321.00	N/A	181.50	183.00	1.50	1.03
AR-17-131c1	147	-70	857.50	100.50	659.50	660.00	0.50	4.81
					677.00	677.50	0.50	0.03
					785.00	785.50	0.50	0.15
AR-17-131c2	147	-70	963.50	100.50	562.50	563.00	0.50	0.01
					661.50	662.00	0.50	0.02
					671.00	674.50	3.50	0.04
					685.50	687.00	1.50	0.04
					718.00	718.50	0.50	0.03
					749.00	749.50	0.50	0.18
					752.00	754.00	2.00	0.28
					759.50	760.50	1.00	0.14
					765.50	769.00	3.50	0.40
					771.50	775.50	4.00	0.03
					788.50	793.50	5.00	0.01
					821.50	822.00	0.50	0.06
					828.50	829.00	0.50	0.46
					857.00	858.00	1.00	0.15
					869.50	870.50	1.00	0.36
					927.00	927.50	0.50	0.02
AR-17-131c3	147	-70	1029.50	100.50	646.00	667.50	21.50	2.51
				incl.	649.50	656.50	7.00	4.68
					670.50	680.50	10.00	0.23
					711.50	712.00	0.50	0.02
					724.50	725.50	1.00	0.04
					763.50	768.50	5.00	0.07
					772.50	774.50	2.00	0.05
					777.50	785.50	8.00	0.04
					803.50	809.50	6.00	0.09
					816.50	823.00	6.50	0.05
					844.00	844.50	0.50	0.02
					865.00	865.50	0.50	0.02
					881.00	881.50	0.50	0.05
					892.50	893.00	0.50	0.02
					897.00	898.50	1.50	0.02
					908.00	923.50	15.50	0.04
					933.50	943.00	9.50	0.03
					946.50	947.50	1.00	0.02
					952.00	952.50	0.50	0.08
					959.50	961.00	1.50	0.02
					976.00	977.00	1.00	0.03
					982.50	984.00	1.50	0.02
AR-17-131c4	147	-70	1044.50	100.50	647.00	667.50	20.50	0.17
					670.50	684.00	13.50	0.11
					689.00	689.50	0.50	0.11
					698.50	699.00	0.50	0.01
					736.00	750.00	14.00	0.14
					753.00	753.50	0.50	0.02
					768.00	771.50	3.50	0.08
					784.50	786.50	2.00	0.18
					805.50	828.00	22.50	1.67
					833.00	833.50	0.50	0.15
					839.00	839.50	0.50	0.08
					856.50	857.00	0.50	0.06
					876.50	877.00	0.50	0.07
					942.50	945.00	2.50	0.06
					989.00	990.00	1.00	0.04
AR-17-132	327	-70	232.00	N/A	No Significant Intersections
AR-17-134	327	-70	401.00	102.50	232.00	239.00	7.00	0.15
AR-17-135	327	-70	285.00	102.40	No Significant Intersections
AR-17-136c1	327	-70	567.00	128.40	432.50	435.50	3.00	0.04
					441.50	444.00	2.50	0.39
					450.50	451.50	1.00	0.31
					475.50	476.50	1.00	0.91
					485.50	498.50	13.00	0.29
AR-17-136c2	327	-70	849.00	128.40	399.50	410.00	10.50	0.08
					414.00	416.00	2.00	0.23
					429.50	432.50	3.00	0.10
					436.50	441.00	4.50	1.07
					446.50	460.00	13.50	9.58
				incl.	451.00	456.00	5.00	23.49
					539.50	551.00	11.50	0.32
					554.00	554.50	0.50	0.07
					614.50	615.00	0.50	0.07
					752.00	756.00	4.00	0.53
					767.00	768.50	1.50	0.07
					803.50	804.00	0.50	0.05
					819.50	820.00	0.50	0.01
AR-17-137	327	-70	366.00	N/A	No Significant Intersections
AR-17-139	327	-70	321.00	N/A	No Significant Intersections
AR-17-140	327	-70	477.00	108.60	260.00	263.50	3.50	0.04
AR-17-141	327	-70	330.00	N/A	No Significant Intersections
AR-17-142	327	-70	348.00	N/A	No Significant Intersections
AR-17-143c1	147	-70	852.50	104.90	620.00	621.00	1.00	0.12
					629.00	631.50	2.50	0.02
					634.00	634.50	0.50	0.06
					663.00	678.50	15.50	1.09
					681.50	682.50	1.00	3.52
					686.00	686.50	0.50	1.42
					703.50	706.00	2.50	0.26
AR-17-144c1	327	-70	801.00	112.90	460.00	461.00	1.00	0.04
					497.50	503.00	5.50	0.03
					508.00	509.00	1.00	0.02
					512.00	514.50	2.50	0.06
					531.50	534.00	2.50	0.17
					537.00	539.00	2.00	0.34
					544.00	558.00	14.00	1.15
					563.00	564.00	1.00	0.02
					578.00	602.00	24.00	0.69
					614.50	617.00	2.50	0.11
AR-17-144c2	327	-70	723.50	112.90	468.50	472.50	4.00	0.04
					492.50	522.50	30.00	0.19
					532.50	537.00	4.50	0.94
					541.00	542.50	1.50	0.17
					605.50	606.00	0.50	0.20
					625.50	626.50	1.00	0.20
					632.50	633.50	1.00	0.12
					639.00	641.50	2.50	0.07
					644.50	645.50	1.00	0.12
					650.00	655.50	5.50	0.48
AR-17-145	327	-70	315.00	N/A	No Significant Intersections

Parameters:

•	Maximum internal dilution 2.00 m downhole
•	Minimum thickness 0.5 m downhole
•	Cutoff grade 0.01% U3O8
•	U3O8 analyzed by ICP-OES at SRC Laboratories, Saskatoon, Saskatchewan
•	All depths and intervals are meters downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be estimated.

Table 2: Exploration Hole Assay Results

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (wt%)
RK-17-114	140	-70	708.00	121.00	No Significant Intersections
RK-17-115	327	-70	817.00	107.00	No Significant Intersections
RK-17-116 RK-17-117	327	-70	810.50	113.80	No Significant Intersections
	320	-70	801.50	N/A	No Significant Intersections
RK-17-117w1	320	-70	776.50	N/A	No Significant Intersections
RK-17-118	327	-70	1074.50	N/A	375.50	376.00	0.50	0.01
					437.00	437.50	0.50	0.01
					512.50	513.00	0.50	0.01
RK-17-118w1	327	-70	855.50	N/A	412.50	413.00	0.50	0.01
					490.75	491.00	0.25	0.09
RK-17-119	147	-68	933.50	N/A	No Significant Intersections

Parameters:

•	Maximum internal dilution 2.00 m downhole
•	Minimum thickness 0.25 m downhole
•	Cutoff grade 0.01% U3O8
•	U3O8 analyzed by ICP-OES at SRC Laboratories, Saskatoon, Saskatchewan
•	All depths and intervals are meters downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be estimated.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015 and the Harpoon discovery in August 2016. The Arrow deposit's updated mineral resource estimate with an effective date of December 20, 2016 was released in March 2017, and comprised 179.5 M lbs U3O8 contained in 1.18 M tonnes grading 6.88% U3O8 in the indicated mineral resource category and an additional 122.1 M lbs U3O8 contained in 4.25 M tonnes grading 1.30% U3O8 in the inferred mineral resource category.

Technical Information

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators, and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols. For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth herein please refer to the technical report entitled "Technical Report on the Rook 1 Property, Saskatchewan, Canada" dated effective March 31, 2017 (the "Rook 1 Technical Report"). The Rook I Technical Report is available on NexGen's issuer profile on SEDAR at www.sedar.com.  All intersections are downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be estimated.

Split core samples were taken systematically, and intervals were submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. For non-infill holes, samples were analyzed using ICP-MS for trace elements on partial and total digestions (non-radioactive samples), ICP-OES for major and minor elements on partial and total digestions (radioactive samples), and fusion solution of boron by ICP-OES. All mineralized samples were analyzed for U3O8 by ICP-OES and selected samples were analyzed for gold by fire assay.

U.S. investors are advised that while the terms "indicated resources" and "inferred resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize these terms. U.S. investors are cautioned not to assume that any part or all of the material in these categories will ever be converted into mineral reserves.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the completion of the proposed preliminary economic assessment. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, specific risks relating to the negotiation and execution of the definitive agreements for the financing, the use of proceeds from the financing, the satisfaction of each party's obligations in accordance with the terms of the definitive agreements for the financing; failure to receive any required regulatory approvals (including stock exchange) or other approvals, and other factors discussed or referred to in the Company's Annual Information Form dated March 31, 2017 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

SOURCE NexGen Energy Ltd.

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%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nxe-energy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nxe-energy.ca, www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 25-JUL-17